# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRANSACT TECHNOLOGIES INC, CIK 0001017303
CUSIP: 892918103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Hamden Center, 2319 Whitney Avenue, Suite 3b, Hamden, Connecticut (CT), 06518
Date of event which requires filing of this statement: 09/02/2025
Amends the filing with accession number 0000902664-22-002382
Filed by CIK 0001626127
Persons authorized to receive notices and communications: John McCullough, c/o Harbert Discovery Fund, LP, 2100 Third Avenue North Suite 600, Birmingham, Alabama (AL), 35203, 205-987-5500

## Reporting persons
- HARBERT DISCOVERY FUND LP (CIK 0001626127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 540,095; sole dispositive power 0; shared dispositive power 540,095; aggregate amount beneficially owned 540,095 (5.4% of the class)
- HARBERT DISCOVERY FUND GP, LLC (CIK 0001642538): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 540,095; sole dispositive power 0; shared dispositive power 540,095; aggregate amount beneficially owned 540,095 (5.4% of the class)
- HARBERT FUND ADVISORS, INC. (CIK 0001616659): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Alabama (AL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 540,095; sole dispositive power 0; shared dispositive power 540,095; aggregate amount beneficially owned 540,095 (5.4% of the class)
- HARBERT MANAGEMENT CORPORATION (CIK 0001259933): type of reporting person: corporation (CO); citizenship or place of organization: Alabama (AL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 540,095; sole dispositive power 0; shared dispositive power 540,095; aggregate amount beneficially owned 540,095 (5.4% of the class)
- Jack Bryant (CIK 0001642336): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 540,095; sole dispositive power 0; shared dispositive power 540,095; aggregate amount beneficially owned 540,095 (5.4% of the class)
- LUCAS KENAN (CIK 0001642389): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 540,095; sole dispositive power 0; shared dispositive power 540,095; aggregate amount beneficially owned 540,095 (5.4% of the class)
- HARBERT RAYMOND J. (CIK 0001233571): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 540,095; sole dispositive power 0; shared dispositive power 540,095; aggregate amount beneficially owned 540,095 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TRANSACT TECHNOLOGIES INC
Address of issuer's principal executive offices: One Hamden Center, 2319 Whitney Avenue, Suite 3b, Hamden, Connecticut (CT), 06518

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:

(i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"),

(ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"),

(iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"),

(iv) Harbert Management Corporation, an Alabama corporation ("HMC"),

(v) Jack Bryant, a United States citizen,

(vi) Kenan Lucas, a United States citizen, and

(vii) Raymond Harbert, a United States citizen.

Each of the Fund, the Fund GP, HFA, HMC, Mr. Bryant, Mr. Lucas and Mr. Harbert are referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The Fund is a private investment fund. The Fund GP is the Fund's general partner. HFA is an investment adviser registered with the United States Securities and Exchange Commission and the investment adviser to the Fund. HMC Is the parent of HFA. Mr. Lucas is the Managing Director and Portfolio Manager of the Fund GP. Mr. Bryant is an Executive Vice President and Senior Managing Director of HMC. Mr. Harbert is the Chairman and Chief Executive Officer of HMC and HFA.

Set forth on Exhibit B attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of HFA and HMC. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.
Present principal occupation or employment: The principal business of the Fund is purchasing, holding and selling securities for investment purposes. The principal business of the Fund GP is serving as the general partner of the Fund. The principal business of HMC and its wholly-owned subsidiary HFA is serving as an alternative asset management firm to various private funds, including the Fund. The principal occupation of Mr. Lucas is serving as the Managing Director and Portfolio Manager of the Fund GP and as the portfolio manager for other clients. The principal occupation of Mr. Bryant is serving as an Executive Vice President and Senior Managing Director of HMC. The principal occupation of Mr. Harbert is serving as the Chairman and Chief Executive Officer of HMC and HFA.
Criminal convictions in the last five years: No Reporting Person or any person listed on Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person or any person listed on Exhibit B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares previously owned by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of this Schedule 13D is hereby amended and supplemented to report that the cooperation agreement entered into by the Fund and 325 Capital Master Fund LP on March 30, 2022 previously discussed in Item 4 and disclosed on Exhibit C of the Schedule 13D Amendment No. 4 filed on March 31, 2022 is no longer in effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, HFA, HMC, Raymond Harbert, the Fund GP, the Fund, Jack Bryant and Kenan Lucas may be deemed to be the beneficial owners of 540,095 Shares, constituting 5.4% of the Shares, based upon 10,092,326* Shares outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose:
HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 540,095 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 540,095 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 540,095 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 540,095 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 540,095 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 540,095 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 540,095 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 540,095 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 540,095 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 540,095 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 540,095 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 540,095 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 540,095 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 540,095 Shares.

*This outstanding Shares figure reflects the number of outstanding Shares on July 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
Transactions in the class effected during the past sixty days: Except for the transactions reported in Exhibit C, there have been no transactions by the Reporting Persons in the Shares within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: 2025 Officers and Directors of HFA and HMC
Exhibit C: Schedule of Transactions in Shares

## Signatures
- HARBERT DISCOVERY FUND LP: By: Harbert Discovery Fund GP, LLC, its General Partner, By: Harbert Management Corporation, its Managing Member, /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (09/04/2025)
- HARBERT DISCOVERY FUND GP, LLC: By: Harbert Management Corporation, its Managing Member, /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (09/04/2025)
- HARBERT FUND ADVISORS, INC.: By John McCullough, /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (09/04/2025)
- HARBERT MANAGEMENT CORPORATION: By John McCullough, /s/ John McCullough, John McCullough / Executive Vice President and General Counsel (09/04/2025)
- Jack Bryant: By Jack Bryant, /s/ Jack Bryant, Jack Bryant (09/04/2025)
- LUCAS KENAN: By Kenan Lucas, /s/ Kenan Lucas, Kenan Lucas (09/04/2025)
- HARBERT RAYMOND J.: By Raymond Harbert, /s/ Raymond Harbert, Raymond Harbert (09/04/2025)